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                                                                    EXHIBIT 99.1

                     NOTICE OF FIFTH ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT THE FIFTH ANNUAL GENERAL MEETING OF SATYAM INFOWAY LIMITED WILL BE HELD ON THURSDAY, AUGUST 2, 2001 AT 11.00 A.M. AT THE REGISTERED OFFICE OF THE COMPANY AT II FLOOR, MAYFAIR CENTRE, 1-8-303/36, S.P. ROAD, SECUNDERABAD, 500 003, INDIA.

ORDINARY BUSINESS

1) To adopt the Audited Balance Sheet as of March 31, 2001 and the Profit and Loss Account, the Auditors' Report and the Directors' Report for the fiscal year ended March 31, 2001.

2) To appoint a Director in place of Mr. C. Srinivasa Raju, a Director who retires by rotation, and being eligible, offers himself for reappointment.

3) To appoint a Director in place of Mr. S. Srinivasan, a Director who retires by rotation, and being eligible, offers himself for reappointment.

4) To reappoint M/s. Bharat S. Raut & Co., Chartered Accountants, who retire at the conclusion of this Annual General Meeting, for a further period of one year i.e., till the conclusion of next Annual General Meeting, on a remuneration to be fixed by the Board of Directors.

SPECIAL BUSINESS

5)      Increase in Authorized Share Capital

To consider and if thought fit, to pass with or without modification(s), the following resolution as a Special Resolution:

"RESOLVED THAT in accordance with Section 94 and other applicable provisions, if any, of the Companies Act, 1956 (including any statutory modification or re-enactment thereof, for the time being in force) the Authorized Share Capital of the Company be and is hereby increased from Rs. 250 Million (Two Hundred and Fifty Million) divided into 25,000,000 (Twenty Five Million) Equity Shares of Rs. 10 (Ten) each to Rs. 350 Million (Three Hundred and Fifty Million) divided into 35,000,000 (Thirty Five Million) Equity Shares of Rs. 10 (Ten) each by the creation of 10,000,000 (Ten Million) Equity Shares of Rs. 10 (Ten) each."

6)      Amendment of Memorandum of Association

To consider and if thought fit, to pass with or without modification(s), the following resolution as a Special Resolution:

"RESOLVED THAT, clause V of the Memorandum of Association of the Company be deleted and the following new clause V be substituted therefor:"

"The Authorized Share Capital of the Company is Rs. 350 Million (Three Hundred and Fifty Million) divided into 35,000,000 (Thirty Five Million) Equity Shares of Rs. 10 (Ten) each.

The Company shall have power at any time and from time to time to increase / reduce its Capital. Any of the said shares and any new shares may, at any time, and from time to time, be divided into shares of several classes in such manner as the Articles of Association of the Company prescribe and the shares of each class may confer such preferred or other special rights and


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privileges and impose such restrictions and conditions whether in regard to dividend, voting, return of capital or otherwise as will be prescribed in or under the Articles of Association."

7)      Further Issue of Shares Under Section 81(1A)

To consider and if thought fit, to pass with or without modification(s), the following resolution as a Special Resolution:

"RESOLVED THAT pursuant to the provisions of Section 81(1A) and other applicable provisions, if any, of the Companies Act, 1956 (including any statutory modification or re-enactment thereof, for the time being in force) and in accordance with the Articles of Association of the Company and subject to the approval of regulatory, government and other appropriate authorities, viz., Government of India, Securities and Exchange Board of India, Reserve Bank of India, Indian / Foreign Stock Exchanges and such other government authorities, as may be required, and subject to such terms, conditions and stipulations, if any, required by them while granting such approvals, permissions, and sanctions and which the Board of Directors of the Company (hereinafter referred to as the "Board", which expression shall be deemed to include a Committee of Directors duly authorized in this behalf) is hereby authorized and empowered to obtain, approval is hereby accorded to the Board to offer, issue, allot in one or more tranches, all or any of the following not exceeding 4,000,000 (Four Million) Equity Shares of par value Rs. 10 (Ten) each or up to such higher ceiling amounts as the members at the meeting may prescribe, in one or more combinations thereof: Equity Shares or Equity linked securities with or without voting rights, Private Placements, American Depositary Shares (ADS), Global Depositary Receipts (GDR), Foreign Currency Convertible Bonds (FCCBs) and / or Convertible Debentures (whether secured or not), Secured Premium Notes and/ or any other securities/ instruments, all or any of the aforesaid and with or without detachable or non-detachable warrants convertible into Equity Shares, American Depositary Shares or any other securities / instruments (hereinafter referred to as "Securities") as the Board in its absolute discretion may at any time or times hereinafter decide, to one or more of the Members, Employees, Indian Public, Non-Resident Indians, Foreign Nationals, Overseas Corporate Bodies, Foreign Institutional Investors, Banks, Financial Institutions, Investment Institutions, Companies, Mutual Funds, Bodies Corporate, Companies, Private or Public, other entities / authorities and to such other person(s), through Public Issue(s), Private Placement(s) or any other means and through any combination thereof, whether for acquisitions of companies, businesses, assets and facilities by any scheme whatsoever, whether in India or abroad, at such price or prices or such other valuable consideration(s) in one or more tranches, and in such manner, including through the Book Building process, and on such terms and conditions as the Board may in its absolute discretion consider fit, including the quantum of securities to be issued, face value, rate of interest, redemption period, manner of redemption and amount of premium on redemption, the number of securities to be allotted on conversion / redemption / extinguishment of debts, terms attached to warrants, period of conversion and all related or incidental matters."

"RESOLVED FURTHER THAT, the Board be and is hereby authorized to accept any modifications in proposal(s) mentioned above, as may be required by the authorities concerned at the time of their approval and as agreed to by the Board."

"RESOLVED FURTHER THAT the Board is also authorized to enter into and execute all such documents, including filing of the Offer Document with any other regulatory authority including the stock exchanges, enter into arrangements with any Lead Managers / Underwriters / Guarantors / Depositories / Custodians and all such agents as may be involved or concerned in such offering of securities and to remunerate all such agents including by way of payment of commission, brokerage, fees, expenses incurred in relation to the issue of Securities and other expenses, if any."

"RESOLVED FURTHER THAT the Company and/or agency or body authorized by the Board may issue American Depositary Receipts/ Global Depositary Receipts and/ or Foreign Currency Convertible Bonds and /or other forms of Securities mentioned herein above issued by the


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Company in registered or bearer form with such features and attributes as are prevalent in capital markets for instruments of this nature and to provide for the tradability/ free transferability thereof, as per the prevailing practices and regulations prevalent in the capital markets."

"RESOLVED FURTHER THAT the Board and or a committee thereof set up by the Directors be and is hereby authorized to issue and allot such number of Equity Shares as may be required to be issued and allotted upon conversion of any Securities as referred to in paragraph(s) above as may be necessary in accordance with the terms of the offering(s) and all such shares to rank pari passu with the Equity Shares of the Company in all respects, excepting such rights and other entitlements as may be provided under the terms of the Issue and in the Offer Document."

"RESOLVED FURTHER THAT for the purpose of giving effect to any issue of allotment of Securities, the Board be and is hereby authorized to do all such acts, deeds, matters and things as it may, in its absolute discretion, deem necessary or desirable and to settle any questions, difficulties or doubts that may arise in regard to the offering, issue, allotment and utilization of the issue proceeds, as it may in its absolute discretion, deem fit and proper."

"RESOLVED FURTHER THAT the Board be and is hereby authorized to delegate all or any of the powers herein conferred to any Committee of Directors or Senior Executive(s)/Officer(s) of the Company to give effect to the aforesaid resolution."

8)      Additional Allocation for Associate Stock Option Plan

To consider and if thought fit, to pass with or without modification(s), the following resolution as a Special Resolution.

"RESOLVED THAT, further to the approvals given by the Directors at the Meeting held on 19th March, 1999 and the subsequent approvals of members and in accordance with the provisions of Section 81 (1A) and other applicable provisions of the Companies Act, 1956 (including any statutory modifications or re-enactment thereof, for the time being in force-), consent of the Company be and is hereby accorded to the Board of Directors of the Company (hereinafter referred to as the "Board," which term shall include any Committee of Directors duly authorized in this behalf) to issue such number of new Equity Shares and / or American Depositary Receipt linked warrants as may be decided by the Board of Directors of the Company, directly or through the medium of warrants/fully convertible instruments or any other appropriate instruments or security, not exceeding, 375,000 (Three Hundred Seventy Five Thousand) shares of Par Value Rs. 10 (Ten) each to employees (hereinafter referred to as associates) of the Company and of its Subsidiaries and of the group and shall include directors, other than promoter directors, whether in India or abroad, at such price and other terms and conditions as the Board may in their absolute discretion think fit, in accordance with the provisions of the Company's Associate Stock Option Plan, through the Trust set up for this purpose for implementing the Associate Stock Option Plan or directly to the associates. The quantum of shares covered by this resolution shall be in addition to the quantum permitted for issue in terms of the resolution passed for issue of shares to the public."

9)      Borrowing powers of the Company

To consider and if thought fit, to pass with or without modification(s), the following resolution as an Ordinary Resolution:

"RESOLVED THAT pursuant to Section 293(1) (d) of the Companies Act, 1956, and all other applicable provisions, if any, the consent be and is hereby accorded to the Company for borrowing from time to time any sum or sums of money which, together with the moneys already borrowed by the Company (apart from temporary loans obtained or to be obtained from the Company's bankers in the ordinary course of business), may exceed the aggregate of the paid-up capital of the Company and its free reserves (i.e., reserves not set apart for any specific purpose)


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provided that the total amount that may be borrowed shall not exceed Rs. 1,500
(One Thousand Five Hundred) Million."

10)     Creation of Mortgages for Securing Assets of the Company

To consider and if thought fit, to pass with or without modification(s), the following resolution as an Ordinary Resolution:

"RESOLVED THAT pursuant to section 293(1)(a) of the Companies Act, 1956, and all other applicable provisions, if any, the consent be and is hereby accorded to the Company to create a charge on all or any of the immovable and movable properties of the Company, wherever situated, both present and future for securing any loans and / or advances already obtained or that may be obtained from any Financial Institutions / Banks / Insurance Companies or person or persons, and / or to secure any debentures issued and / or that may be issued and all other moneys payable by the Company to the lenders concerned, within the overall limit of Rupees One Thousand Five Hundred Million."

11)     Increase in remuneration payable to Mr. R.Ramaraj, Managing Director

To consider and if thought fit, to pass with or without modification(s), the following resolution as a Special Resolution:

"RESOLVED that pursuant to the provisions of Sections 198, 269, 310, Schedule XIII of the Companies Act, 1956 and other applicable provisions, if any, and subject to the requirement of approval from the Central Government, if any, approval of shareholders be and is hereby granted for the remuneration payable to Mr. R. Ramaraj, Managing Director of the Company, effective 1st April 2001 for a sum not exceeding Rs. 7,500,000 (Seven Million Five Hundred Thousand) per annum, and the Board of Directors be and is hereby authorised to finalise the terms and conditions of the remuneration with Mr. R. Ramaraj within the above limit."


BY ORDER OF THE BOARD
FOR SATYAM INFOWAY LIMITED



R RAMACHANDERAN
COMPANY SECRETARY

Place: Chennai
Date : June 4, 2001


NOTES:

A member entitled to attend and vote at the meeting is entitled to appoint a proxy and such proxy need not be a member of the Company. In order to be effective, proxies must be received by the Company not less than 48 hours before the commencement of the meeting.

An Explanatory Statement pursuant to Section 173(2) of the Indian Companies Act, 1956, is annexed hereto.


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EXPLANATORY STATEMENT PURSUANT TO SECTION 173(2) OF THE INDIAN COMPANIES ACT,
1956

In accordance with Section 173(2) of the Indian Companies Act, 1956, the following information is given in respect of the special business set out in the notice of the annual general meeting of the Company to be held on August 2, 2001.

ITEM NO. 5 AND 6

The Company proposes to expand its activities by making further investments in its businesses, through expansion programs and strategic mergers and acquisitions in India and abroad. It is therefore desirable that the Authorized Capital be increased to enable your Directors to issue further Securities. The proposed increase in Authorized Capital would also enable the Company to raise additional capital. Your Directors propose to increase the authorized capital from Rs.250 million to Rs.350 million by the creation of 10 million further Equity Shares of Rs.10 each, which will rank pari passu in all respects with the existing Equity Shares in the Company. The proposed increase of Authorized Capital requires the approval of members in general meeting.

Consequent upon the increase of Authorized Capital, the Company's Memorandum of Association will require alteration. The Board recommends that the resolution be passed.

MEMORANDUM OF INTEREST

None of the directors are interested or concerned in the said resolution.

ITEM NO. 7

The Company has recorded an impressive growth in recent years. The Company plans to expand its operations by making further investments in its various businesses and through mergers and acquisitions, joint ventures, takeovers and strategic alliances with other companies both in India and abroad. It is felt that in the course of the expansion programmes envisaged, in the event the Directors of the Company feel the need to raise further funds for its expansion programmes, the Board of Directors would be able raise funds through the issue of further securities. The issue of further securities would also enable the Company to make strategic investments in other business through mergers, acquisitions, joint ventures, takeovers and strategic alliances with other companies both in India and abroad.

It is therefore proposed to obtain approval of members to enable the directors of the Company to issue securities for mergers and acquisitions or to raise further funds through private placement of securities, international offer or otherwise. The additional securities proposed to be issued shall not exceed 4,000,000 (Four Million) Equity Shares of Par Value Rs.10 (Ten) each or up to such higher ceiling amounts as the members at the meeting may prescribe by modification of the resolution proposed.

The Company would be working out the modalities for its expansion and financing plans subject to compliance with the applicable requirements of the United States Securities and Exchange Commission, SEBI, RBI, Stock Exchanges and other statutory and regulatory bodies both domestic and foreign.

Further the resolution would enable the Board to raise funds not exceeding the specified limit in the local or international market, giving adequate flexibility and discretion to the Board to finalize the terms of offer, and to issue securities in such tranche or tranches, at such time or times, at such price or prices and to such persons including institutions or incorporated bodies and/or individuals or otherwise as the Board may, in its absolute discretion, deem fit.


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As the modalities for the above issue(s) would be decided by the Board in consultation with various market experts/intermediaries, the issue price would be determined at the time of the issue depending upon the then prevailing market conditions and may be at a premium or discount to the market price, subject to the guidelines issued by SEBI / any other statutory authority in this regard from time to time.

The Board of Directors may issue the above securities in one or more tranches to various investors in India and abroad who may or may not be the existing members of the Company. As per the provisions of Section 81(1A) of the Indian Companies Act 1956 for issuing shares to any person or persons other than the existing shareholders of the Company approval by means of a Special Resolution is required from the members of the Company.

MEMORANDUM OF INTEREST

None of the Directors are interested or concerned in the said resolution except to the extent of their shareholding.


ITEM NO. 8

At the Meeting held on 19th March, 1999, the Board was authorized to devise and implement a detailed Stock Option Plan and allocate a requisite number of shares as stock options in accordance with applicable law. The Compensation Committee of the Board of Directors, formed for the implementation of such Stock Option Plan, had allocated 825,000 (Eight Hundred And Twenty Five Thousand) Equity Shares of Par Value Rs. 10 (Ten) each to be offered to the eligible associates, including employees and directors, of our Company,its subsidiaries and associate companies.

For the long-term success of the Company and its associate companies and to retain, key employees and consultants of Satyam Infoway Limited and in order to provide additional incentive to Directors, key employees and consultants, it is proposed to enhance the participation under the stock option plan to eligible associates of Satyam Infoway Limited, its subsidiaries and associate companies. Hence it is proposed to allocate a further 375,000 (Three Hundred Seventy Five Thousand) Equity Shares of Par Value Rs. 10 (Ten) each in addition to the 825,000 (Eight Hundred Twenty Five Thousand) Equity Shares of Par Value Rs. 10
(Ten) each already allocated from the outstanding capital of the Company taking the total allocation to 1,200,000 (One Million Two Hundred Thousand) Equity Shares of Par Value Rs. 10 (Ten) each.

MEMORANDUM OF INTEREST

None of the Directors of the Company are directly interested or concerned in the resolution.


ITEM NO. 9

At the Annual General Meeting of the Company held on 19th March, 1999, the members had authorized the Board of Directors to borrow monies up to a limit of Rs. 600 (Six Hundred) Million at any time. In the event that additional funds are required by the Company and to enable the Board of Directors to make further borrowings on behalf of the Company, it is proposed to increase the limit for borrowing by the Company from Rs. 600 (Six Hundred) Million to Rs. 1,500 (One Thousand Five Hundred) Million.

MEMORANDUM OF INTEREST

None of the Directors of the Company are directly interested or concerned in the resolution.


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ITEM NO. 10

The Company proposes a resolution authorizing the Board of Directors to borrow loans up to maximum of Rs. 1,500 Million, subject to the approval of members. The Board needs authorization to mortgage or hypothecate the assets of the Company as security or collateral security for availing any loan or for creation of any debt, which requires consent of members in the General Meeting, as required under Section 293(1)(a) of the Companies Act, 1956.

The Board therefore recommends the proposed resolution.

MEMORANDUM OF INTEREST

None of the Directors of the Company are directly interested or concerned in the resolution.

ITEM NO. 11

At the Extraordinary General Meeting held on 3rd July 1998, members had approved the appointment of Mr. R. Ramaraj as Managing Director of the Company with effect from 1st April 1998 for a period of five years. The remuneration payable to Mr. R. Ramaraj was approved by the members at the said Extraordinary General Meeting for an amount not exceeding Rs.1,050,000 (One Million Fifty Thousand) per annum plus perquisites, as per the then existing limits prescribed under
Schedule XIII of the Indian Companies Act, 1956 and not as per industry standards.

The Company has achieved significant growth during the past three years and it is recommended that the remuneration of Mr. R. Ramaraj, Managing Director and Chief Executive Officer of the Company, be suitably increased so as to be commensurate with industry standards. It is therefore recommended that the remuneration payable to Mr. R.Ramaraj, Managing Director and Chief Executive Officer of the Company, be increased to an amount not exceeding Rs. 7,500,000 (Seven Million Five Hundred Thousand) per annum in the aggregate, subject to the limits prescribed by the Indian Companies Act 1956 or as permitted by the Central Government.

Currently the limit for payment of managerial remuneration under Schedule XIII of the Indian Companies Act, 1956 is Rs. 2,400,000 (Two Million Four Hundred Thousand) per annum plus perquisites. It is proposed to revise the managerial remuneration payable to Mr. R Ramaraj to Rs. 2,400,000 (Two Million Four Hundred Thousand) plus perquisites and the revised salary, on approval of the members, will be effective from 1st April 2001.

On any further revision by the Central Government in the limit of managerial remuneration payable, the Board of Directors may revise the managerial remuneration payable to Mr. R Ramaraj subject to the overall limit of Rs. 7,500,000 (Seven Million Five Hundred Thousand) proposed for approval by the shareholders.

The Board recommends the proposed resolution.

MEMORANDUM OF INTEREST

Except for Mr. R Ramaraj, Managing Director and Chief Executive Officer, none of the Directors are directly concerned or interested in the above resolution.

BY ORDER OF THE BOARD
FOR SATYAM INFOWAY LIMITED
R RAMACHANDERAN
COMPANY SECRETARY
Place: Chennai
Date : June 4, 2001


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